Nasus pharma ltd.

Yigal Alon 65

Tel Aviv, 6744317, Israel

February 5, 2025

Via EDGAR

Daniel Crawford

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Nasus Pharma Ltd. (the “Company,” “we,” “our” and similar terminology) Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted December 31, 2024 CIK No. 0002029039

Dear Sirs,

The purpose of this letter is to respond to the comment letter of January 28, 2025, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 1 to the Draft Registration Statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 2 to the Draft Registration Statement on Form F-1 (“Amendment No. 2”).

Page references in our responses are to Amendment No. 2. Unless otherwise stated, any defined terms in Amendment No. 2 apply within this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted December 31, 2024

Prospectus Summary

Our Company, page 1

1.	We note your response to prior comment 1 and revised disclosure, here and elsewhere, indicating that you plan to conduct two additional Phase 2 studies of NS002 “prior to submission for marketing approval.” Please revise here and elsewhere, as appropriate, to clarify if you will be permitted to submit an NDA for NS002 directly after your two additional Phase 2 studies are completed, or whether you will be required to wait until you complete a pivotal clinical trial in addition to other testing before submitting an NDA.

Response: In response to the Staff’s comment, we have revised our Prospectus Summary to clarify that we plan to complete a pivotal confirmatory study in healthy volunteers, in addition to the two Phase 2 studies of NS002, prior to submitting an NDA for marketing approval. We have similarly revised our disclosure on pages 69, 79 and 106.

2.

We note your response to prior comment 2 and reissue in part. Please revise your Our Company section to disclose that the FDA may not agree that your product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval. Alternatively, please advise.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 1, 69, and 79 to clarify that the FDA may not agree that our product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval.

Daniel Crawford

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Business

The Intranasal Drug Delivery Product Market

Rise in prevalence, page 82

3.	We note your response to prior comment 6 and reissue in part. We note the authority you cite to support hospital admissions in Australia appears to be a study of the United States population, that the authority cited for UK hospital admissions appears to be a study of the Spanish population and that one of the authorities cited for US hospital admissions appears to be a study of the Danish population. Please revise to reconcile or otherwise advise.

Response: In response to the Staff’s comment, we have revised our footnote citations on page 83 by rearranging the authorities we cite and by adding appropriate authorities to support hospital admission in Australia, the UK and US.

Nasus’s Well Differentiated and Diversified Technology Platform - Intranasal Powder, page 88

4.	We note your response to prior comment 7 and reissue. Please revise to identify the third-party particles depicted in the left graphic of Figure 5 on page 89.

Response: In response to the Staff’s comment, we have revised our disclosure preceding the graphic on page 89 and added a footnote citation to identify the particles presented in Figure 5.

Aptar UDS and collaboration, page 90

5.	Please revise your description of the Aptar collaboration to reflect your disclosure elsewhere in the prospectus that there is an amount of $529,000 outstanding to be paid to Aptar, which has not been paid to date.

Response: In response to the Staff’s comment, we revised the disclosure on page 90 to reflect that there is an amount of $529,000 outstanding to be paid to Aptar, which has not been paid to date.

Intranasal Epinephrine (NS002), page 90

6.	We note your response to prior comment 3 and reissue in part. Please revise to remove the statement that “NS002 was found to be a needle-free alternative for life-threatening anaphylaxis” as the FDA has not concluded NS002 may be used in any indication. You may summarize the results of clinical trials without concluding as to efficacy.

Response: In response to the Staff’s comment, we have revised our disclosure on page 91 to remove our statement regarding the finding of our product candidate to be a “needle-free alternative for life-threatening anaphylaxis” as the FDA has not concluded that NS002 may be used in any indication.

Our phase 2 dose-finding/safety study - NP006, page 92

7.	Please revise your disclosure to explain how you found a statistically significant difference in your studies of NS002 even though the studies were not powered for statistical significance. Please similarly revise your disclosure on page 99.

Response: In response to the Staff’s comment, we revised the disclosure on pages 92, 95 and 99 to clarify that although the studies of NS002 were not powered to detect statistical significance, the result of the study indicated a very strong and robust effect of NS002 compared to EpiPen, resulting in reaching statistical significance.

Daniel Crawford

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Intranasal Naloxone (NS001), page 95

8.	We note your response to prior comment 11 and reissue in part. Please revise page 99 to disclose the details of the “scientific advice request from several countries in the European Union.” We note your revised disclosure in response to prior comment 11 states you intend to have a discussion with regulatory authorities in the European Union, but does not disclose the details of the “scientific advice request from several countries in the European Union.” Please revise to provide the requested disclosure, or otherwise advise.

Response: In response to the Staff’s comment, we have revised our disclosure on page 99 to remove the statement regarding the scientific advice requests from countries in the European Union as the Company has decided to abandon its discussion plans with regulatory authorities in the European Union and focus its efforts on FDA marketing approvals.

Competition, page 100

9.	We note your response to prior comment 12 and reissue in part. Please revise to remove the comparisons between Kloxxado and NS001 as it appears these comparisons are not the result of head-to-head clinical trials. To the extent applicable, please similarly remove your comparisons on page 86.

Response: In response to the Staff’s comment, we revised the disclosure regarding competition to remove the comparisons between Kloxxado and NS001 on pages 86 and 100.

Intellectual Property, page 103

10.	We note your response to prior comment 13 and reissue in part. Please revise to disclose the expiration dates for your issued patents and expected expiration dates for your pending patents.

Response: In response to the Staff’s comment, we updated the tables on pages 104 and 105, noting that the expiration dates for the pending patent applications are estimated.

Research and Development, page 106

11.

We note your response to prior comment 16 states you do not have any future obligations to repay the amounts received under the non-recurring research agreement. Please revise to state whether there are any other future obligations pursuant to this agreement and whether you are still performing services pursuant to the agreement.

Response: In response to the Staff’s comment, we revised the disclosure on page 107 to clarify that we no longer provide services under this arrangement and do not have any future obligations or commitments of any kind under this arrangement.

Daniel Crawford

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Orange Book Listing, page 109

12.	We note your response to prior comment 17 and reissue. Our comment is not meant to relate to challenges to your intellectual property, but whether you intend to challenge the intellectual property rights of other entities. Please disclose, if known, whether you will need to challenge patents via a Paragraph IV certification. To the extent that you plan to pursue this certification or there is material uncertainty, then please add a risk factor that discusses the need or potential need for a 30-month stay on future NDA applications that you submit for your lead candidates.

Response: In response to the Staff’s comment, we have revised the disclosure on page 110 to clarify that, to our knowledge, we will not need to challenge intellectual property rights via a Paragraph IV certification in connection with our 505(b)(2) NDA filing.

General

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that the Company has not undertaken any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. Should the Company undertake any such written communication following the submission of this letter, the Company will supplementally provide the Staff with a copy of any such written communications made to potential investors in reliance on Section 5(d) of the Securities Act. We respectfully request that the Staff destroy such materials, if any, upon completion of its review.

If you have any questions or require additional information, please contact our attorneys Eric Victorson, Esq. at (212) 660-3092 or Oded Har-Even, Esq. at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

Nasus pharma LTD.

By:	/s/ Udi Gilboa
Executive Chairman